Filed pursuant to Rule 433

Registration Statement No. 333-101155

February 22, 2007

Relating to Preliminary Prospectus Supplement

dated February 22, 2007

Structured Asset Trust Unit Repackagings (SATURNSSM)

Structured Asset Trust Repackagings (SATURNS)

Callable Class A Units, Series 2007-1 due March 1, 2097

($25 principal balance per Class A Unit)

backed by

J. C. Penney Company Inc.,

7.625% Debentures due March 1, 2097

MS Structured Asset Corp.

Depositor

Offering Price:	$25.00 per Class A Unit
Number of Units	2,180,000
Total principal amount of Units:	$54,500,000. We may increase the principal amount prior to the issue date, but we are not required to do so.
Pricing Date:	February 16, 2007
Issue Date:	March 1, 2007
Distributions:	7.00% payable semi-annually on a 30/360 day count basis.
Distribution Dates:	Each March 1 and September 1, with a first coupon on September 1, 2007.
Maturity Date:	March 1, 2097
Payment at Maturity:	$25.00 principal amount of the Class A Unit
Redemption / Call Features:

The Class A Units are callable:(1) At any time prior to March 1, 2012 in conjunction with self tender for the Underlying Security by the Underlying Security Issuer at a price of $26.50 per $25.00 Unit plus accrued interest, if any, or(2) On any Business Day on or after March 1, 2012 with 15 to 60 calendar days notice at a price of $25 per $25 Unit plus accrued interest, if any, or(3) At $25 plus accrued interest, if any, in conjunction with any Trust Wind Up Event

The securities are NOT redeemable at the option of the investor.

Expected Ratings on Units	Moody’s: Baa3, S&P: BBB-
Underlying Securities:	J. C. Penney Company Inc. 7.625% Debentures due March 1, 2097
Underlying Securities Issuer:	J. C. Penney Corporation, Inc. (formerly known as J. C. Penney Company, Inc.)
Underlying Securities Guarantor:	J. C. Penney Company Inc.

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Class B Units:

The Trust will also issue Class B Units, which are not offered hereby and will be privately placed. On each payment date in respect of the Class A Units, a scheduled payment equal to 0.6046% times the principal amount of the Underlying Securities (less certain amounts relating to fees described below) is expected to be paid on each Class B Unit on each distribution date thereafter, in each case from interest received on the Underlying Securities. If the Trust is terminated other than for a call or early redemption of the Underlying Securities, the Class B Units will have a claim on the proceeds of liquidation equal to the value calculated by discounting each remaining scheduled payment at a rate of 7.00% on the basis of a 360 day year consisting of twelve 30 day months or a 30/360 basis, payable in the same priority as the Class A Units.

Annual Trust Fees:	$4,000 for trustee fees, $2,000 for rating agency fees, $5,000 for listing fees
Fee payable to Expense Administrator on each Distribution Date:	$5,500
Underwriting Discount:	3.15%
Underlying Securities Market Price:

The estimated market price of the Underlying Securities, as of February 12, 2007, is 104.07% of their principal amount (plus accrued interest), based on a reported price for an actual sale of the Underlying Securities which occurred on that date. The foregoing market price of the Underlying Securities does not reflect the cost of the warrants to the Unitholder or the scheduled amounts payable in respect of the Class B Units, and is not intended to indicate the market value of the Units

Change of Maturity due to a Tax Event:

The maturity on the Underlying Securities may be shortened by the Underlying Security Issuer or its successor if the interest paid on the Underlying Securities loses its tax deductible status for Federal income tax purposes to a new maturity such that the said interest paid will regain tax deductible status for Federal income tax purposes, and the maturity of the Units would be correspondingly shortened to this new maturity.

Listing:	The depositor has applied to list the Units on the New York Stock Exchange, subject to meeting the applicable listing requirements.
Underwriter	Morgan Stanley
Preliminary Prospectus Supplement:

The Preliminary Prospectus Supplement dated February 22, 2007, which is available through the EDGAR system on the SEC Web site and to which a link is set forth below. Capitalized terms used and not defined here have the meanings set forth in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Link to:

Preliminary Prospectus Supplement dated February 22, 2007 (including base Prospectus dated May 31, 2006)

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